Exhibit 99.(a)(9)

Fred’s Corner

To Boston

I went to Textron Systems for the first time the week before last. My objective was to discuss integration planning, as well as to put names with faces. Textron Systems is the business unit to which we will belong, once the deal closes. It is headquartered in Wilmington, MA, a suburb of Boston – about 40 minutes from Logan airport. The Systems headquarters is actually a tenant on the campus of Textron Defense Systems, a business that designs and builds a variety of high-tech sensors and weapons. This business unit started life as AVCO and was bought by Textron in the 1980s. I have to tell you, though, that what most struck me was that I think AAI and Textron Defense Systems were twins separated at birth…

Two things especially seem to make the two companies alike: first, both businesses started as solutions-oriented engineering companies and still retain that perspective of designing and building systems that do the hard stuff. Second, everyone seemed genuinely warm and friendly, with a great pride in what they do. I have occasionally been accused of exaggerating things to make a point (of course I can give you at least a billion reasons why that’s not true...) but WOW!, the similarities were uncanny.

My discussions there were limited by the current restrictions against discussing any strategic, business development or marketing items until the deal closes, but I was able to talk to most of the Systems staff and get some sense for how they operate. I think the biggest changes will be for me and my staff (as opposed to the rest of AAI) to adjust to having a higher headquarters, rather than an external Board like we do now. This has both pluses and minuses. On the “downside,” it’s a little like being on your own and then moving back in with your parents – you got used to doing things your own way and now you’re faced with a few restrictions to help you fit in with the family routine. As a parent, you know that’s a good thing; however, this perspective isn’t always shared by the returning “adult.” On the “upside,” however, I will not miss the public company routine – which will still be there for Textron, but from which we will have some insulation, given our size. Best of all, though, is we have a larger reserve of funding for projects, a bigger pool of people from which to get help when we need it, and a bigger presence in those markets where being bigger has been (unfortunately) better, in the eyes of the customer.

We will have a lot of integration work to do once the deal closes, mostly, again, for me and my staff. We’ll try to minimize the impact at other levels. Again, most concerns expressed by AAI employees have been related to jobs and benefits, and I don’t see a big impact there. Although we have similar cultures and backgrounds, our companies have unique product lines and customers. It will benefit both AAI and Textron if we figure out how to work together to maximize the talents and efficiencies we have at each location, recognizing that we need the combined expertise to grow. We will align to Textron’s way of establishing annual budgets and objectives (again, once we close the transaction), and I will want to use their version of performance appraisals as quickly as possible. Textron is also farther along on Lean Six Sigma than we are, and we’ll use all the resources they want to provide to help us.

And then to parts West…

This past week I spent on the road. I left BWI Monday morning and headed to Austin, TX, to visit Symtx, discuss their progress this year and conduct an all-hands. Symtx has made good progress on some key programs, and is in position to benefit from the growth in key programs, including Boeing’s 787 aircraft program.

The next morning I drove from Austin to Corpus Christi, TX, (4 hours) to visit our other Texas business, McTurbine. I spent the first part of the day at Corpus Christi Army Depot, home of the U.S. Army Aviation Depot, to meet the current Commander and get a plant tour - they do all things helicopter, including engines, transmissions and airframes. We have a small group on the base managing the inventory for one engine upgrade program, as a subcontractor to Honeywell. This group has done a great job improving inventory accuracy and meeting Honeywell’s - and the Army’s - needs.

I then spent the rest of the day at McTurbine’s new facility. When I was there last, they were still finishing the building. Since then, McTurbine underwent the difficult process of moving, re-certifying processes and getting back to the level of productivity they had previously enjoyed. They’re now up to speed and just had their best month ever. I was also able to personally give one of AAI’s quarterly awards to McTurbine employee Cindy Hutchins, for her work in Quality Control.

The next morning I flew to Las Vegas, arriving in the afternoon, to be part of a CEO panel on Lean Six Sigma. I don’t know if the other participants got anything out of my comments, but I learned a lot from the CEO of Cummins Engine, who described the benefits they have derived from having used these processes for the last 8 years. As I have said before, our customers have discovered the power of things like Lean Six Sigma, and to prove that point the Rear Admiral who is currently the chief of staff of the Joint Forces Command was there talking about DoD’s current efforts on process improvement. After the session, I took the red-eye to New York to attend a meeting with our current Chairman and I’m finishing this column on the train home Thursday night. (My objective for this weekend… sleep).

A separate Instant Ink was issued Friday with updates on the sale process and we’ll see increased activity as we get close to the close date. More to follow soon… fred